Exhibit 99.1

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

TD Bank Group to Issue Preferred Shares

(Non-Viability Contingent Capital (NVCC))

July 9, 2015 – TORONTO – The Toronto-Dominion Bank (“TD Bank Group” or “TD”) today announced a domestic public offering of Non-Cumulative Fixed Rate Preferred Shares (non-viability contingent capital (NVCC)), Series 11 (the “Series 11 Shares”).

TD has entered into an agreement with a group of underwriters led by TD Securities Inc. to issue, on a bought deal basis, 6 million Series 11 Shares at a price of $25.00 per share to raise gross proceeds of $150 million. TD has also granted the underwriters an option to purchase, on the same terms, up to an additional 2 million Series 11 Shares. This option is exercisable in whole or in part by the underwriters at any time up to two business days prior to closing of the offering.

The Series 11 Shares will yield 4.90% annually, with dividends payable quarterly, as and when declared by the Board of Directors of TD. The Series 11 Shares will be redeemable in whole or in part by TD on or after October 31, 2020, subject to regulatory consent, at a declining premium.

The expected closing date is July 21, 2015. TD will make an application to list the Series 11 Shares as of the closing date on the Toronto Stock Exchange. The net proceeds of the offering will be used for general corporate purposes.

The Series 11 Shares have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell securities in the United States.

About TD Bank Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group ("TD" or the "Bank"). TD is the sixth largest bank in North America by branches and serves more than 24 million customers in three key businesses operating in a number of locations in financial centres around the globe: Canadian Retail, including TD Canada Trust, TD Auto Finance Canada, TD Wealth (Canada), TD Direct Investing, and TD Insurance; U.S. Retail, including TD Bank, America's Most Convenient Bank, TD Auto Finance U.S., TD Wealth (U.S.), and an investment in TD Ameritrade; and Wholesale Banking, including TD Securities. TD also ranks among the world's leading online financial services firms, with approximately 10 million active online and mobile customers. TD had CDN$1 trillion in assets on April 30, 2015. The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges.

For more information, please contact:

Rudy Sankovic

Senior Vice President, Investor Relations

416-308-9030

Ali Duncan Martin

Media Relations, Corporate & Public Affairs

416-983-4412